                                                  ARTESIAN RESOURCES CORPORATION
                                                          RETIREMENT PLAN

                                                       FINANCIAL STATEMENTS

                                                         DECEMBER 31, 2004

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 2004



                                      INDEX


                                                                        Page

INDEPENDENT AUDITORS' REPORT                                             1-2

FINANCIAL STATEMENTS

  Statement of Net Assets Available for
    Benefits, December 31, 2004                                          3-4

  Statement of Net Assets Available for
    Benefits, December 31, 2003                                          5-6

  Statement of Changes in Net Assets
    Available for Benefits, Year
    Ended December 31, 2004                                              7-8

  Notes to the Financial Statements                                     9-18

SUPPLEMENTAL SCHEDULE

  Schedule of Assets Held for Investment Purposes                        19

                          Independent Auditors' Report



Participants, Board of Trustees and
  Administrator of Artesian Resources Corporation
  Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Artesian Resources Corporation Retirement Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Artesian Resources Corporation Retirement Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

                     Independent Auditors' Report (Cont'd.)




Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


McBride Shopa and Company, P.A.



Wilmington, Delaware
June 17, 2005


                                                    ARTESIAN RESOURCES CORPORATION
                                                            RETIREMENT PLAN
                                                        STATEMENT OF NET ASSETS
                                                        AVAILABLE FOR BENEFITS
                                                           DECEMBER 31, 2004



                                                                  Participant Directed
                        ------------------------------------------------------------------------------------------------------------
                                                                                                          Gartmore      Lord Abbett
                         Columbia   Growth Fund  Columbia Mid    Calamos    Dodge & Cox   Dodge & Cox   Morley Stable     Mid-Cap
                         Acorn Z   of America A  Cap Value A    Growth A     Balanced        Stock           Adv          Value A
                        ---------   ----------    ------------  ---------   -----------   ----------     ------------   -----------
Assets:
 Cash                   $      --   $       --    $     --      $      --      $     --    $       --     $       --      $      --

 Investments, at fair
   value--Common/
   Collective Trusts           --           --          --             --            --            --      1,256,301             --

 Registered Investment
   Companies              398,494    3,714,650      31,596        355,514        50,520     2,563,932             --        234,438

 Employer Securities           --           --          --             --            --            --             --             --

 Participant Loans             --           --          --             --            --            --             --             --
                        ---------   ----------    --------      ---------      --------    ----------     ----------      ---------

Total Investments         398,494    3,714,650      31,596        355,514        50,520     2,563,932      1,256,301        234,438

Amount due from employer       --       20,000          --             --            --            --         20,000          5,000
                        ---------   ----------    --------      ---------      --------    ----------     ----------      ---------
Net assets available
 for benefits           $ 398,494   $3,734,650    $ 31,596      $ 355,514      $ 50,520    $2,563,932     $1,276,301      $ 239,438
                        =========   ==========    ========      =========      ========    ==========     ==========      =========




See accompanying notes to the financial statements.


                                                                 ARTESIAN RESOURCES CORPORATION
                                                                         RETIREMENT PLAN
                                                                     STATEMENT OF NET ASSETS
                                                                     AVAILABLE FOR BENEFITS
                                                                        DECEMBER 31, 2004



                                                                Participant Directed
                        ------------------------------------------------------------------------------------------------
                                                                                       Fidelity
                                                     Royce                              Managed    Artesian
                          Davis NY    PIMCO Total  Low-Priced   Templeton   Liquidity   Income    Resources   Participant
                         Venture A   Return Admin    Stock      Foreign R     Fund     Portfolio   Corp. A       Loans      Total
                        -----------  ------------  ----------   ---------   ---------  ---------  ---------   ----------    -----
Assets:
 Cash                   $       --   $       --    $      --   $       --   $ 2,960    $     --  $        --  $     --   $     2,960

 Investments, at fair
   value--Common/
   Collective Trusts            --           --           --           --        --          --           --        --     1,256,301

 Registered Investment
Investment
   Companies             4,056,245    1,288,337      311,642      989,095        --          --           --        --    13,994,463

 Employer Securities
Securities                      --           --           --           --        --          --    1,995,789        --     1,995,789

 Participant Loans              --           --           --           --        --          --           --   253,113       253,113
                        ----------   ----------    ---------   ----------   -------    --------  -----------  --------   -----------

Total Investments        4,056,245    1,288,337      311,642      989,095     2,960          --    1,995,789   253,113    17,502,626

Amount due from employer        --        9,540           --       34,373        --          --       34,373        --       123,286
                        ----------   ----------    ---------   ----------   -------    --------  -----------  --------   -----------
Net assets available
 for benefits           $4,056,245   $1,297,877    $ 311,642   $1,023,468   $ 2,960    $     --  $ 2,030,162  $253,113   $17,625,912
                        ==========   ==========    =========   ==========   =======    ========  ===========  ========   ===========





See accompanying notes to the financial statements.

                                                   ARTESIAN RESOURCES CORPORATION
                                                           RETIREMENT PLAN
                                                       STATEMENT OF NET ASSETS
                                                       AVAILABLE FOR BENEFITS
                                                          DECEMBER 31, 2003



                                                                       Participant Directed
                         -----------------------------------------------------------------------------------------------------------
                                                                                                             Gartmore    Lord Abbett
                           Columbia      Growth Fund  Columbia Mid   Calamos     Dodge & Cox  Dodge & Cox  Morley Stable    Mid-Cap
                           Acorn Z      of America A  Cap Value A    Growth A      Balanced      Stock         Adv         Value A
                          ----------    ------------  -----------   ----------   -----------  -----------  -------------  ----------
Assets:
 Cash                     $       --    $       --   $       --   $       --   $       --    $       --    $       --    $       --

 Investments, at fair
   value--Common/
   Collective Trusts              --            --           --           --           --            --     1,078,085            --

 Registered Investment
Investment
   Companies                 284,331     3,322,330       27,782      234,059       28,946     2,018,405            --       157,086

 Employer Securities
Securities                        --            --           --           --           --            --            --            --

 Participant Loans                --            --           --           --           --            --            --            --
                          ----------    ----------   ----------   ----------   ----------    ----------    ----------    ----------

Total Investments            284,331     3,322,330       27,782      234,059       28,946     2,018,405     1,078,085       157,086

Amount due from employer          --        43,794           --           --           --        15,264            --            --
                          ----------    ----------   ----------   ----------   ----------    ----------    ----------    ----------
Net assets available
 for benefits             $  284,331    $3,366,124   $   27,782   $  234,059   $   28,946    $2,033,669    $1,078,085    $  157,086
                          ==========    ==========   ==========   ==========   ==========    ==========    ==========    ==========



See accompanying notes to the financial statements.

                                                   ARTESIAN RESOURCES CORPORATION
                                                           RETIREMENT PLAN
                                                       STATEMENT OF NET ASSETS
                                                       AVAILABLE FOR BENEFITS
                                                          DECEMBER 31, 2003



                                                        Participant Directed
                        ------------------------------------------------------------------------------------------------
                                                                                       Fidelity
                                                     Royce                              Managed    Artesian
                          Davis NY    PIMCO Total  Low-Priced   Templeton   Liquidity   Income    Resources   Participant
                         Venture A   Return Admin    Stock      Foreign R     Fund     Portfolio   Corp. A       Loans      Total
                        -----------  ------------  ----------   ---------   ---------  ---------  ---------   ----------    -----
Assets:
 Cash                   $       --    $      --   $     --     $     --    $ 14,691    $ 8,833   $       --   $     --   $    23,524

 Investments, at fair
   value--Common/
   Collective Trusts            --           --         --           --          --         --           --         --     1,078,085

 Registered Investment
Investment
   Companies             3,602,722      988,513    222,538      735,866          --         --           --         --    11,622,578

 Employer Securities
Securities                      --           --         --           --          --         --    1,776,875         --     1,776,875

 Participant Loans              --           --         --           --          --         --           --    333,577       333,577
                        ----------    ---------   --------     --------    --------    -------   ----------   --------   -----------

Total Investments        3,602,722      988,513    222,538      735,866      14,691      8,833    1,776,875    333,577    14,834,639

Amount due from employer        --           --         --       43,793      31,725         --           --         --       134,576
                        ----------    ---------   --------     --------    --------    -------   ----------   --------   -----------
Net assets available
 for benefits           $3,602,722    $ 988,513   $222,538     $779,659    $ 46,416    $ 8,833   $1,776,875   $333,577   $14,969,215
                        ==========    =========   ========     ========    ========    =======   ==========   ========   ===========




See accompanying notes to the financial statements.

                                                   ARTESIAN RESOURCES CORPORATION
                                                           RETIREMENT PLAN
                                                 STATEMENT OF CHANGES IN NET ASSETS
                                                       AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 2004

                                                                       Participant Directed
                         -----------------------------------------------------------------------------------------------------------
                                                                                                             Gartmore    Lord Abbett
                           Columbia      Growth Fund  Columbia Mid   Calamos     Dodge & Cox  Dodge & Cox  Morley Stable    Mid-Cap
                           Acorn Z      of America A  Cap Value A    Growth A      Balanced      Stock         Adv         Value A
                          ----------    ------------  -----------   ----------   -----------  -----------  -------------  ----------
Additions to Net Assets
 attributed to:

Investment income: Net
 appreciation
 (depreciation) of
 investments              $   53,759   $   389,497    $   2,603    $  51,891    $   3,400   $   309,781   $    36,066   $    35,930
Dividends                     13,498        12,494        1,212          944        1,857        97,636            --         7,257
Interest                          --            --           --           --           --            --            --            --

Contributions
 Participants                 28,665       205,009        8,930       36,784       13,160       109,008        61,232        20,349
 Employer                      8,558       102,722        3,193       11,965        4,257        54,700       104,283        11,669
                          ----------   -----------    ---------    ---------    ---------   -----------   -----------   -----------
                             104,480       709,722       15,938      101,584       22,674       571,125       201,581        75,205

Deductions from Net
 Assets attributed to:

Administrative expenses           --            --           --           --           --            --            --            --
Participant distributions      9,286       192,987        1,125        6,456          262        73,851        26,002         6,771
                          ----------   -----------    ---------    ---------    ---------   -----------   -----------   -----------
 Total deductions              9,286       192,987        1,125        6,456          262        73,851        26,002         6,771
                          ----------   -----------    ---------    ---------    ---------   -----------   -----------   -----------
Net increase (decrease)
 prior to inter-fund
 transfers                    95,194       516,735       14,813       95,128       22,412       497,274       175,579        68,434
Inter-fund transfers          18,969      (148,209)     (10,999)      26,327        (838)        32,989        22,637        13,918
                          ----------   -----------    ---------    ---------    ---------   -----------   -----------   -----------
Net increase (decrease)
 in plan assets              114,163       368,526        3,814      121,455       21,574       530,263       198,216        82,352
Net assets available for
 benefits-beginning of
 year                        284,331     3,366,124       27,782      234,059       28,946     2,033,669     1,078,085       157,086
                          ----------   -----------    ---------    ---------    ---------   -----------   -----------   -----------
Net assets available for
 benefits-end of year     $  398,494   $ 3,734,650    $  31,596    $ 355,514    $  50,520   $ 2,563,932   $ 1,276,301   $   239,438
                          ==========   ===========    =========    =========    =========   ===========   ===========   ===========




See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2004

                                                       Participant Directed
                          ------------------------------------------------------------------------------

                                                                                               Fidelity
                                        PIMCO Total   Royce Low-                                 Managed
                            Davis NY      Return       Priced      Templeton     Liquidity       Income
                           Venture A       Admin        Stock      Foreign R       Fund        Portfolio
                           ---------    -----------   ----------   ---------     ---------     ---------
Additions to Net Assets
 attributed to:

Investment income: Net
 appreciation
 (depreciation) of
 investments              $  415,351    $   (7,613)    $ 24,549   $  128,822     $     --       $    --
Dividends                     30,400        65,145       10,792       17,844       55,762            --
Interest                          --            --           --           --           --            --

Contributions
 Participants                126,710        85,170       25,561       39,844       58,023            --
 Employer                     40,412       184,492        7,601       48,016       46,921        (8,833)
                          ----------    ----------     --------   ----------     --------       --------
                             612,873       327,194       68,503      234,526      160,706        (8,833)

Deductions from Net
 Assets attributed to:

Administrative expenses           --            --           --           --           --            --
                          ----------    ----------     --------   ----------     --------       --------
Participant distributions    146,565        30,809        8,881       29,121          114            --
                          ----------    ----------     --------   ----------     --------       --------
 Total deductions            146,565        30,809        8,881       29,121          114            --
Net increase
 (decrease) prior and
 inter-fund transfers        466,308       296,385       59,622      205,405      160,592        (8,833)
Inter-fund transfers         (12,785)       12,979       29,482       38,404     (204,048)           --
                          ----------    ----------     --------   ----------     --------       --------
Net increase (decrease)
 in plan assets              453,523       309,364       89,104      243,809      (43,456)        (8,833)
Net assets available for
 benefits-beginning of
 year                      3,602,722       988,513      222,538      779,659       46,416          8,833
                          ----------    ----------     --------   ----------     --------       --------
Net assets available for
   benefits-end of year   $4,056,245    $1,297,877     $311,642   $1,023,468     $  2,960       $     --
                          ==========    ==========     ========   ==========     ========       ========

                                [RESTUBBED TABLE]

                               Artesian
                              Resources        Participant   Low-Priced
                               Corp. A            Loans         Total
                              ---------        -----------   -----------
Additions to Net Assets
 attributed to:

Investment income: Net
 appreciation
 (depreciation) of
 investments                 $    27,408       $       --   $ 1,471,444
Dividends                             --               --       314,841
Interest                              --           20,323        20,323

Contributions
 Participants                         --              --        818,445
 Employer                         33,627              --        653,583
                              ----------        --------    -----------
                                  61,035          20,323      3,278,636

Deductions from Net
 Assets attributed to:

Administrative expenses               --              --             --
                              ----------        --------    -----------
Participant distributions         64,708          25,001        621,939
                              ----------        --------    -----------
 Total deductions                 64,708          25,001        621,939
Net increase
 (decrease) prior and
 inter-fund transfers             (3,673)         (4,678)     2,656,697
Inter-fund transfers             256,960         (75,786)           --
                              ----------        --------    -----------
Net increase (decrease)
 in plan assets                  253,287         (80,464)     2,656,697
Net assets available for
 benefits-beginning of
 year                          1,776,875         333,577     14,969,215
                              ----------        --------    -----------
Net assets available for
   benefits-end of year       $2,030,162        $253,113    $17,625,912
                              ==========        ========    ===========

              See accompanying notes to the financial statements.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




NOTE  1           DESCRIPTION OF THE PLAN

                  GENERAL

                  Effective July 1, 1984, Artesian Resources Corporation (the "Company") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees. Pursuant to Internal Revenue Code ("IRC") Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees, which consists of five members appointed by the Company's Board of Directors. Plan administration expenses may be paid out of the plan unless paid by the Company. The Company paid all such expenses incurred during 2004.


                  PARTICIPATION, VESTING AND WITHDRAWALS

                  Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period. Employees may elect to make tax-deductible contributions up to a maximum of 15 percent of their compensation; however, such contributions may not exceed the IRC limitation of $13,000 ($16,000 for participants age 50 and older) for all deferrals under all plans in 2004 (basic contribution). For every dollar an employee contributes up to 6 percent of compensation, the Company will provide a 50 percent matching contribution. In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2 percent of compensation for all employees eligible to participate in the Plan. The full discretionary contribution was made for 2004.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




                  DESCRIPTION OF THE PLAN (CONT'D.)

                  PARTICIPATION, VESTING AND WITHDRAWALS (CONT'D.)

                  The Company's Board of Directors, at its sole discretion, may make an additional discretionary contribution. No additional discretionary contributions were made for 2004.

                  Participant contributions, and the related earnings, are fully vested. Company contributions, and the related earnings, vest as follows:

                           Years of Service                 Vested Percentage
                           ----------------                 -----------------
                           Less than 2                               0%
                           2 but less than 3                        20%
                           3 but less than 4                        40%
                           4 but less than 5                        60%
                           5 but less than 6                        80%
                           6 years or more                         100%

                  Any forfeitures of non-vested contributions are offset against required Company contributions. Withdrawals may generally commence without penalty upon attaining age 59 1/2 or for situations involving hardship, as defined in the Plan and the IRC.

                  The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000. The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




                  DESCRIPTION OF THE PLAN (CONT'D.)

                  PARTICIPATION, VESTING AND WITHDRAWALS (CONT'D.)

                  o Only employees as of April 26, 1994 are eligible for
                    participation.

                  o A service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each employee's years of service and current compensation in accordance with the following schedule:

                           Years of Service                  % of Compensation
                           ----------------                  -----------------
                                  1-5                                 2%
                                  6-10                                4%
                                 11-20                                5%
                                over 20                               6%

                    o Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

                           Years of Service                 Vested Percentage
                           ----------------                 -----------------
                           Less than 2                                   0%
                           2 but less than 3                            20%
                           3 but less than 4                            40%
                           4 but less than 5                            60%
                           5 but less than 6                            80%
                           6 years or more                             100%

                    o Forfeitures are offset against required Company contributions. Any participant who separates from the Company for any reason, shall be entitled to receive the vested interest in their account.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




                  DESCRIPTION OF THE PLAN (CONT'D.)

                  INVESTMENT ELECTIONS

                  Participants may allocate basic and matching contributions among the various mutual fund investments and/or Artesian Resources Class A non-voting common stock.

                  Participants may elect an allocation among one or more of the investment funds in multiples of one (1) percent with a minimum investment of one (1) percent in any selected fund. Discretionary Company contributions are invested by the Trustee in a uniform manner for all participants.


                  LOANS

                  Participants may borrow from the Plan under the following guidelines:

                      - A participant may borrow as much as 50 percent of his or her account balance, subject to certain minimum and maximum limitations as defined in the Plan.

                      - Loans are repaid over a period not to exceed 5 years, unless the loan is to buy, build or substantially rehabilitate the borrower's principal residence.

                      - The participant's account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the plan to the participant.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




                  DESCRIPTION OF THE PLAN (CONT'D.)

                  LOANS (CONT'D.)

                      - Interest rates on loans are prime plus one percent at the date of the loan.

                      - As loans are repaid to the plan, the total payment, principal plus interest, is credited back to the participants account.

                  As disclosed in the Statement of Changes in Net Assets Available for Benefits, the net interfund transfer into Participant Loans for the year ended December 31, 2004 was made up of:

                               New loans                       $  1,094
                               Loan repayments                  (56,557)
                               Transfer of interest income      (20,323)
                                                               --------
                                                               $ 75,786
                                                               ========
                  BENEFITS

                  Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement, upon permanent disability, at age 59 1/2, or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. In the event of termination, distributions of less than $5,000 must be made in a lump sum. All other distributions may be made in the form of a joint and survivor annuity, installments or in a lump sum subject to certain restrictions as defined in the Plan.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




                  DESCRIPTION OF THE PLAN (CONT'D.)

                  TERMINATION

                  The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.


                  CHANGE IN AVAILABLE FUNDS AND RECORDKEEPERS

                  During 2002, the Plan's Committee of Trustees unanimously approved changing the investment funds and third-party administrators (TPA). On January 7, 2003, the funds were sold, and most of the cash was transferred to the new TPA as of December 31, 2003, $8,833 remained in Fidelity Cash Reserves of the Fidelity Managed Income Portfolio (the former TPA). The remaining $8,833 was transferred to Reliance Trust Company in 2004 and characterized as forfeitures, reducing employer contributions in 2004.



NOTE  2           SIGNIFICANT ACCOUNTING POLICIES

                  BASIS OF ACCOUNTING

                  For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




                  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

                  USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


                  RECLASSIFICATIONS

                  Certain collective trusts in the prior year financial statements have been reclassified for comparative purposes to conform with presentation in the current year financial statements.


                  INVESTMENT VALUATION AND INCOME RECOGNITION

                  Plan assets held in mutual fund investments and Artesian Resources Corp. Class A non-voting common stock are unsecured and are valued at fair value based on quoted market prices.

                  In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits. Participant loans are valued at cost which approximates fair value.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




                  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

                  INVESTMENT VALUATION AND INCOME RECOGNITION (CONT'D.)

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


                  PARTICIPANT DISTRIBUTIONS

                  Participant distributions are recorded when paid.


                  INCOME TAXES

                  The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002, that the original Plan plus amendments is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.



NOTE  3           PLAN ADMINISTRATION EXPENSES

                  Plan administration fees are charged to the plan based on asset value and number of participants. The Plan invests in various mutual funds with revenue-sharing agreements that help to offset fees. The Company paid the following net plan expenses in 2004:

                               Fees charged to the Plan         $  64,704
                               Revenue-sharing offsets            (58,784)
                                                                ---------
                               Net plan expenses                $   5,921
                                                                =========

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




NOTE  4           CREDIT RISK

                  The Plan has $2,960 in mutual fund money market accounts at December 31, 2004 ($23,524 in 2003). These funds are fully insured by the Securities Investor Protection Corporation
                  (SIPC).



NOTE  5           MARKET RISK

                  All investments in the Plan, including holdings in Artesian "A" Common Stock, are subject to market risk.



NOTE  6           INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS
                    AVAILABLE FOR BENEFITS

                  The following investments each represent 5% or more of the net assets available for benefits at December 31, 2004:

                               American Funds Growth Fund of America A
                               Dodge & Cox Stock
                               Gartmore Morley Stable Adv
                               Davis NY Venture
                               PIMCO Total Return Admin
                               Templeton Foreign R
                               Artesian "A" Common Stock

                  Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date.

                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 2004




NOTE  7           RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H
                    OF FORM 5500

                  The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Schedule H of Form 5500:

                                                    2004             2003
                                                -----------      ------------
                      Net assets available
                      for benefits per the
                      financial statements      $17,625,912       $14,969,215

                      Amounts allocated to
                      withdrawing participants          -              (5,044)
                                                -----------      ------------
                      Net assets available for
                      benefits per Schedule H
                      to the Form 5500          $17,625,912       $14,964,171
                                                ===========       ===========

                  The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to Schedule H of Form 5500:

                      Benefits paid to participants
                      per the financial statements                 $  621,939

                      Add:   Amounts allocated to
                      withdrawing participants at
                      December 31, 2004                                  -

                      Less:  Amounts allocated to
                      withdrawing participants at
                      December 31, 2003                                (5,044)
                                                                   ----------
                      Benefits paid to participants
                      per Schedule H of Form 5500                  $  616,895
                                                                   ==========

                              SUPPLEMENTAL SCHEDULE

* Identifies the party as a "Party in Interest".


                         ARTESIAN RESOURCES CORPORATION
                                 RETIREMENT PLAN
                         EIN: 51-0002090, PLAN NO.: 003
            SCHEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS HELD FOR
                       INVESTMENT PURPOSES AT END OF YEAR
                             AS OF DECEMBER 31, 2004

  (a)      (b) Identity of issue, borrower,     (c) Description of investment including maturity date,              (e)Current
               lessor or similar party              rate of interest, collateral, par or maturity value  (d) Cost       Value
               ----------------------------         ---------------------------------------------------  --------   -----------
            Invesmart Mutual Fund                 Columbia Acorn Z                                       $283,516   $   398,494
            Selections                            Growth Fund of America A                              2,692,426     3,714,650
                                                  Columbia Mid Cap Value A                                 27,014        31,596
                                                  Calamos Growth A                                        258,448       355,514
                                                  Dodge & Cox Balanced                                     44,706        50,520
                                                  Dodge & Cox Stock                                     1,852,229     2,563,932
                                                  Gartmore Morley Stable Adv                            1,192,626     1,256,301
                                                  Lord Abbett Mid-Cap Value A                             171,175       234,438
                                                  Davis NY Venture                                      2,899,549     4,056,245
                                                  PIMCO Total Return Admin                              1,295,932     1,288,337
                                                  Royce Low-Priced Stock                                  230,745       311,642
                                                  Templeton Foreign R                                     715,315       989,095
                                                  Invesmart Liquidity Fund                                  2,960         2,960
                                                                                                      -----------   -----------
                                                  Total mutual funds                                   11,666,641    15,253,724

   *        Artesian Resources Corporation        Class A non-voting common stock                       1,547,749     1,995,789

            Participant Loans                     Interest rates range
                                                  from 5.00% to 10.50%,
                                                  can borrow up to
                                                  50% of account
                                                  balance, repayment
                                                  terms range from 5
                                                  to 15 years,
                                                  secured by account balance                                 -          253,113
                                                                                                      -----------   -----------
                                                                                                      $13,214,390   $17,502,626
                                                                                                      ===========   ===========


* Identifies the party as a "Party in Interest".
